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Meeting Materials: Notice of Meeting and Proxy Statement & Annual Report on Form 10-K

Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting To Be Held On May 23, 2024 For Stockholders of record as of March 28, 2024

To order paper materials, use one of the following methods.

Longboard Pharmaceuticals, Inc.
Annual Meeting of Stockholders

Thursday, May 23, 2024, 8:00 AM Pacific Time

4275 Executive Square, Suite 950, La Jolla, CA 92037



Internet:
www.investorelections.com/LBPH

For a convenient way to view proxy materials, VOTE, and obtain directions to attend the meeting, go to www.proxydocs.com/LBPH

To vote your proxy while visiting this site, you will need the 12 digit control number in the box below.



Call:
1-866-648-8133

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. This is not a ballot. You cannot use this notice to vote your shares. We encourage you to access and review all of the important information contained in the proxy materials before voting.



E-mail:
paper@investorelections.com

Under United States Securities and Exchange Commission rules, proxy materials do not have to be delivered in paper. Proxy materials can be distributed by making them available on the Internet.

If you want to receive a paper or e-mail copy of the proxy material, you must request one. There is no charge to you for requesting a copy. In order to receive a paper package in time for this year's meeting, you must make this request on or before May 13, 2024.

* If requesting material by e-mail, please send a blank e-mail with the 12 digit control number (located below) in the subject line. No other requests, instructions OR other inquiries should be included with your e-mail requesting material.

Your control number

Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

SEE REVERSE FOR FULL AGENDA



Longboard Pharmaceuticals, Inc. Annual Meeting of Stockholders

THE BOARD OF DIRECTORS RECOMMENDS A VOTE:

FOR ON PROPOSALS 1, 2 AND 3

	PROPOSAL
1.	To elect the two Class III directors named herein to hold office until the Company's 2027 annual meeting of stockholders.
	1.01 Paul J. Sekhri
	1.02 Phillip M. Schneider
2.	To approve an amendment to the Company's Amended and Restated Certificate of Incorporation to limit the liability of officers of the Company to the maximum extent permitted by law as permitted pursuant to Section 102(b)(7) of the Delaware General Corporation Law.
3.	To ratify the selection by the Audit Committee of the Board of Directors of KPMG LLP as the independent registered public accounting firm of the Company for its fiscal year ending December 31, 2024.